                                    EXHIBIT 3

                              (English Translation)

                                                                November 9, 2007

To whom it may concern:

                             WACOAL HOLDINGS CORP.
                             Yoshikata Tsukamoto
                             President and Representative Director
                             (Code Number: 3591)
                             (Tokyo Stock Exchange, First Section)
                             (Osaka Securities Exchange, First Section)
                             Ikuo Otani, Corporate Officer, Director of Finance, Corporate Planning
                             (Telephone: 075-682-1006)

Announcement Regarding the Recording of Losses in Equity in Income of Affiliated
  Companies and Amendments to the Forecast of Financial Results for the Current
                                   Fiscal Year

     We have recorded losses in equity of affiliated companies under the six-month financial statements for the fiscal year ending March 31, 2008 and we are also revising our financial results forecast for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008), which were included in our financial statements released on May 10, 2007 as follows:

1.   Losses in the Equity of Affiliated Companies

     After evaluating the fair value of Peach John shares acquired on June 2, 2006, it became clear that the net asset value had declined and, accordingly, we recorded a loss of 4,694 million yen in the equity of affiliated companies.

2. Revised Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

(U.S. accounting basis)                                   (Unit: million yen, %)

                                               OPERATING   NET INCOME
                                 TOTAL SALES     INCOME    BEFORE TAX   NET INCOME
                                 -----------   ---------   ----------   ----------
Previous Forecast ("A")           170,000       13,500      14,500        9,800
(announced on May 10, 2007)
    Revised Forecast ("B")        167,000       13,000      14,000        4,700
    Difference ("C") (B - A)       (3,000)        (500)       (500)      (5,100)
    Percent Change (C) / (A)         (1.8)%       (3.7)%      (3.4)%      (52.0)%
Results of Previous Term          166,410       12,896      13,920        9,029
(Fiscal Year ended March 2007)

3.   Reasons for Revisions

(i) After evaluating the fair value of Peach John shares acquired on June 2, 2006, it became clear that the net asset value had declined and, accordingly, we recorded a loss of 4,694 million yen in the equity of affiliated companies.

(ii) Sales and income declined after stagnant summer sales due to a hot summer.

(iii) Sales and income declined due to the business results of Wacoal America, Inc. falling below the initial sales plan.


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     In June 2006, Wacoal Holdings Corp. ("Wacoal") acquired 49% of the outstanding shares of Peach John Co., Ltd. ("Peach John") and commenced a business alliance aimed at a business expansion using the know-how and operating bases of both companies. Because the business structure of the catalog sales industry is currently in a transitional phase, along with the increasing prevalence of the Internet and cell-phone, we believe it is essential to build a large information system that responds to such changes. We have prepared a business plan for the coming five years which also contemplates this investment and, based on this, conducted an evaluation of the fair value of Peach John's shares. We ascertained from this that the net asset value had declined and, accordingly, we recorded a loss of 4,694 million yen in the equity of affiliated companies.

     Furthermore, we have decided to combine our management by making Peach John a wholly owned subsidiary of Wacoal through a share exchange. We believe that it is possible to supplement each other's business and to expand sales in domestic and/or overseas markets by strengthening our alliance and by making efforts to effectively manage our managerial resources.

     With Wacoal's strength in wholesale, department stores and general merchandise stores, which market to a wide range of consumers, and Peach John's strength in mail-order and directly managed store businesses with its ability to create refined products with the strong support from young women and young career women, as a group we will aim to achieve further growth by effectively investing our managerial resources, adjusting to the rapidly changing domestic market, and making efforts in overseas operations through the cooperation of both companies.

     For details, please see our press release "Announcement Regarding a Share Exchange to Make Peach John Co., Ltd. a Wholly Owned Subsidiary of Wacoal Holdings Corp." as announced today.

(Note) The foregoing forecast of financial results has been prepared based on information available as of the date of this release and may be different from actual results due to various factors arising hereafter.

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